NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Strive Tech, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The company generates revenue from sales of software and hardware products. The Company will conduct an equity crowdfund offering during the third quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2016, the Company recorded losses on uncollectible receivables in the amount of $5000.

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Marketing Costs

The Company expenses direct advertising costs as incurred.

NOTE C- LEASES

The Company leases offices and equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets. Future minimum payments by category of lease are as follows:

2017

Equipment $8,940

Buildings $17,040

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2016 of $25,160 and 2017 of $143,647.

NOTE E- EQUITY BASED COMPENSATION

Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2017, options issued, available, and exercised were as follows:

Options Authorized   2,000,000

Options Issued   120,750

Options Available   1,879,250

NOTE F- NOTES PAYABLE

The Company has convertible notes ("the Notes") payable. The Notes accrue interest at the rate of 6% per annum and have twenty-four month terms, with the earliest commencing in April of 2019. At Holder selection and in the event that the Company issues and sells shares of its Common Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Common Stock issued in such financing at the price per share paid by the other participating investors in such financing.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H-SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 5th, 2018, the date that the financial statements were available to be issued.

Cash Flow	2016
	TOTAL
CASH RECEIPTS	
Income from Sales	
Cash Sales	$0
Collections	$0
Total Cash from Sales	**$0**
Income from Financing	
Interest Income	$0
Loan Proceeds	$0
Equity Capital Investments	$0
Total Cash from Financing	**$0**
Other Cash Receipts	$0
TOTAL CASH RECEIPTS	**$0**
CASH DISBURSEMENTS	
Inventory	$0
Operating Expenses	$30,710
Commissions/Returns & Allowances	$0
Capital Purchases	$2,756
Loan Payments	$0
Income Tax Payments	$0
Investor Dividend Payments	$0
Owner's Draw	$0
TOTAL CASH DISBURSEMENTS	**$33,466**
NET CASH FLOW	**-$33,466**
Opening Cash Balance	
Cash Receipts	
Cash Disbursements	
ENDING CASH BALANCE	**-$33,466**

Income Statements	2016
	TOTAL
INCOME	
Gross Sales	$0
(Commissions)	$0
(Returns and allowances)	$0
Net Sales	**$0**
(Cost of Goods)	$0
GROSS PROFIT	**$0**
EXPENSES - General and Administrative	
Salaries and wages	$0
Employee benefits	$0
Payroll taxes	$0
Professional services	$6,500
Marketing and advertising	$1,200
Rent	$8,520
Equipment rental	$8,940
Maintenance	$0
Depreciation	$0
Insurance	$0
Telephone service	$0
Utilities	$0
Office supplies	$0
Postage and shipping	$0
Travel	$0
Entertainment	$0
Interest on loans	$0
TOTAL EXPENSES	**$25,160**
Net income before taxes	-$25,160
Provision for taxes on income	$0
NET PROFIT	**-$25,160**

Balance Sheet

Strive Tech Inc.
2016

ASSETS

Current Assets

Cash	$0		
Accounts Receivable	$5,000		
Inventory	$0		
Other Current Assets	$0		
Total Current Assets		$5,000	

Fixed Assets

Land	$0		
Facilities	$0		
Equipment	$0		
Computers & Telecommunications	$0		
(Less Accumlated Depreciation)	$0		
Total Fixed Assets		$0	
Other Assets		$0	
TOTAL ASSETS			$5,000

LIABILITIES

Current Liabilities

Short-Term Notes Payable	$0		
Income Taxes Due	$0		
Other Current Liabilities	$20,400		
Total Current Liabilities		$20,400	

Long-Term Liabilities

Long-Term Notes Payable	$0		
Other Long-Term Liabilities	$10,310		
Total Long-Term Liabilities		$10,310	

NET WORTH

Paid-In Capital	$0		
Retained Earnings	$0		
Total Net Worth		$0	
TOTAL LIABILITIES AND NET WORTH			$30,710

Cash Flow	2017
	TOTAL
CASH RECEIPTS	
Income from Sales	
Cash Sales	$0
Collections	$0
Total Cash from Sales	**$0**
Income from Financing	
Interest Income	$0
Loan Proceeds	$0
Equity Capital Investments	$0
Total Cash from Financing	**$0**
Other Cash Receipts	$0
TOTAL CASH RECEIPTS	**$0**
CASH DISBURSEMENTS	
Inventory	$0
Operating Expenses	$143,647
Commissions/Returns & Allowances	$0
Capital Purchases	$12,523
Loan Payments	$0
Income Tax Payments	$0
Investor Dividend Payments	$0
Owner's Draw	$0
TOTAL CASH DISBURSEMENTS	**$156,171**
NET CASH FLOW	**-$156,171**
Opening Cash Balance	
Cash Receipts	
Cash Disbursements	
ENDING CASH BALANCE	**-$156,171**

Income Statements	2017
	TOTAL
INCOME	
Gross Sales	$0
(Commissions)	$0
(Returns and allowances)	$0
Net Sales	**$0**
(Cost of Goods)	$0
GROSS PROFIT	**$0**
EXPENSES - General and Administrative	
Salaries and wages	$89,696
Employee benefits	$0
Payroll taxes	$0
Professional services	$22,263
Marketing and advertising	$3,208
Rent	$17,040
Equipment rental	$8,940
Maintenance	$0
Depreciation	$0
Insurance	$0
Telephone service	$0
Utilities	$0
Office supplies	$2,500
Postage and shipping	$0
Travel	$0
Entertainment	$0
Interest on loans	$0
TOTAL EXPENSES	**$143,647**
Net income before taxes	-$143,647
Provision for taxes on income	$0
NET PROFIT	**-$143,647**

Balance Sheet

Strive Tech Inc
Fourth Quarter
2017

ASSETS
Current Assets

Cash	$0	
Accounts Receivable	$0	
Inventory	$17,637	
Other Current Assets	$0	
Total Current Assets		$17,637

Fixed Assets

Land	$0	
Facilities	$0	
Equipment	$0	
Computers & Telecommunications	$0	
(Less Accumlated Depreciation)	$0	
Total Fixed Assets		$0
Other Assets		$0
TOTAL ASSETS			$17,637

LIABILITIES
Current Liabilities

Short-Term Notes Payable	$0	
Income Taxes Due	$0	
Other Current Liabilities	$400	
Total Current Liabilities		$400

Long-Term Liabilities

Long-Term Notes Payable	$0	
Other Long-Term Liabilities	$218,619	
Total Long-Term Liabilities		$218,619

NET WORTH

Paid-In Capital	$0	
Retained Earnings	-$201,382	
Total Net Worth		-$201,382
TOTAL LIABILITIES AND NET WORTH			$17,237

STRIVE TECH INC.

Statement of changes in Stockholder's Equity

For periods for 2016 and 2017

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Issuances of common stock	8,000,000	$ 4,000,000			$ 4,000,000
Stock compensation expense					$ -
Net loss				$ (143,647)	$ (143,647)
Balance December 31st 2017	8,000,000	$ 4,000,000	$ -	$ (143,647)	$ 3,856,353

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Issuances of common stock	400,000	$ 200,000			$ 200,000
Stock compensation expense					$ -
Net loss				$ (25,160)	$ (25,160)
Balance December 31st 2016	400,000	$ 200,000	$ -	$ (25,160)	$ 174,840